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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                               HOST VENTURES INC.
        (Exact name of registrant as specified in its corporate charter)

                                   333-126504
                              (Commission File No.)

           Nevada                                        81-0659377
-------------------------------           -------------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or  organization)

                          9544 South Chesapeake Street
                         Highlands Ranch, Colorado 80126
                    (Address of principal executive offices)

                                  970.567.7717
                           (Issuer's telephone number)



                  Approximate Date of Mailing: October 23, 2006

                               HOST VENTURES INC.

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

        NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS GENERAL

This Information Statement is being delivered on or about October 23, 2006 to the holders of shares of common stock, par value $0.001 per share of Host Ventures Inc. (the "Company"), a Nevada corporation incorporated as of July 20, 2004, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of a share purchase agreement dated as of October 10, 2006 (the "Agreement"), William Stewart, our President, Treasurer, Secretary, Chief Executive Officer and Director, agreed to sell to George Drazenovic 1,980,000 shares of our common stock, representing 38.63% of our issued and outstanding capital stock. In connection with the Agreement, William Stewart also agreed to resign as a director and officer of the Company and George Drazenovic has agreed to join the Company as a director and officer.

The terms and conditions of the Agreement are summarized below under the heading "The Agreement".

The appointment of George Drazenovic as our director will be effective on the tenth day after the filing of this Information Statement with the Securities and Exchange Commission ("SEC"), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

Please read this Information Statement carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning our executive officer and director after completion of the Agreement. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

THE AGREEMENT

On October 10, 2006, William Stewart, our President, Treasurer, Secretary, Chief Executive Officer and Director entered into the Agreement with George Drazenovic for the purchase by George Drazenovic of 38.63% of our issued and outstanding common stock.

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                                      -2-

On October 18, 2006, pursuant to the Agreement, William Stewart sold 1,980,000 restricted shares of our common stock to George Drazenovic, who paid $250,000 of his person funds to William Stewart.


In connection with the Agreement, William Stewart has agreed to resign as a director and officer of the company and George Drazenovic has agreed to join the company as a director and officer.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS Voting Securities of the Company

As of October 23, 2006 and the date of this Information Statement, there were and are 5,125,000 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

 Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares our common stock known by us to be owned beneficially as of October 23, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

---------------------------------------------------------------------------------------------------------------------

                                  Name and Address                Amount and Nature                Percent
    Title of Class            of Beneficial Owner (1)            of Beneficial Owner          of Class (1) (2)
---------------------------------------------------------------------------------------------------------------------
  Common Stock           George Drazenovic                            1,980,000                     38.63
                         4271 Pandora Street
                         Burnaby, B.C. V5C 2B4
---------------------------------------------------------------------------------------------------------------------

  Common Stock           William Stewart                               20,000                       0.39
                         9544 South Chesapeake Street,
                         Highlands Ranch, Colorado
                         80126
---------------------------------------------------------------------------------------------------------------------

  Common Stock           Directors and Officers                        20,000                       0.39
                         (as a group)
---------------------------------------------------------------------------------------------------------------------

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by

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                                      -3-

reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 23, 2006, and the date of this Information Statement.

(2) Calculated based upon our 5,125,000 issued and outstanding shares as of October 23, 2006 and as of the date of this Information Statement.


 Changes in Control

There will be a change in control of our company that occurred primarily as a result of the transaction contemplated in the Agreement. Additionally, George Drazenovic will constitute our entire Board of Directors.

 DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

-------------------------------------------------------------------------------------------------------------------

                                                  Position with the                      Served as a
              Name                  Age                Company                   Director and Officer Since
-------------------------------------------------------------------------------------------------------------------
  William Stewart(1)                 o          President, Treasurer,                   July 20, 2004
                                             Secretary, Chief Executive
                                                Officer and Director
-------------------------------------------------------------------------------------------------------------------

  George Drazenovic                 35          President, Treasurer,               To be determined (2)
                                             Secretary, Chief Executive
                                                Officer and Director
-------------------------------------------------------------------------------------------------------------------

(1) Mr. William Stewart will resign as a director and officer of our company effective tenth day after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our shareholders.

(2) Mr. George Drazenovic will be appointed to our board of directors effective the tenth day after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our stockholders.

William Stewart

Mr. William Stewart has acted as our president, secretary, treasurer, chief executive officer and as a director since our incorporation on July 20, 2004. In 1983, he graduated from the University of Denver with a bachelor's degree in business administration. From December 2001 to present Mr. Stewart has acted as a director and secretary of Arete Industries, Inc., a Niwot, Colorado based reporting company involved in the oil and gas sector. He also acts as a director of Arete Industries, Inc and president and chairman of the board of directors of Arete Industries, Inc.'s subsidiary, Colorado Oil and Gas, Inc. From 1994 to the present, Mr. Stewart has also acted as the principal of S.W. Gordon Capital, Inc., a private company involved in providing consulting services relating to corporate finance, merger and acquisitionstransactions. Mr. Stewart is a director and secretary for Avatar Technology Group, inca technology company based in Westminster, Colorado. Mr. Stewart does not have any professional training or technical credentials in the exploration, development and operation of mines.

George Drazenovic

Mr. Drazenovic is a certified general accountant and certified financial analyst. He also holds a Master of Business Administration from the University of Notre Dame. Currently, Mr. Drazenovic is the CFO and a director of Oramed Pharmaceuticals Inc. From August 2001 to January 2005, Mr. Drazenovic was the Financial Manager, Engineering Services for BC Hydro. From January 1995 to May 2000, Mr. Drazenovic was the Manager - Accounting for Queensboro Investments.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended June 30, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the director. Such resolutions consented to in writing by the director entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there is currently only one director on our board of directors and the one director has performed and will perform adequately the functions of a nominating committee. The director who performs the functions of a nominating committee is not independent because he is also an officer of our company. The determination of independence of directors has been made using the definition of "independent director" contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors' review of the candidates' resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by our company, or written representations from certain reporting persons that no Form 5s were required for those persons, we believe that, during the fiscal year ended June 30, 2006, all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, with the exception of the following:

---------------------------------------------------------------------------------------------------------------------
                                   Number of            Number of Transactions Not            Failure to File
                                  Late Reports         Reported on a Timely Basis             Requested Forms
Name
---------------------------------------------------------------------------------------------------------------------
William Stewart                      1(1)                        1                               Nil

---------------------------------------------------------------------------------------------------------------------

(1) The named officer, director or greater than 10% shareholder, as applicable, filed a late Form 3 - Initial Statement of Beneficial Ownership of Securities.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors or executive officers received compensation since the date of our inception, July 20, 2004.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended June 30, 2006 to our executive officer and director. There were no stock options outstanding as at June 30, 2006. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We intend to continue to pay consulting fees to our directors and officers in the future as we determine necessary. In addition, we intend to compensate our non-officer directors in the future with quarterly retainer fees and annual stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other

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                                      -6-

out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may also award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No current director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no formal management agreements with our directors or executive officers.

We have no plans or arrangements in respect of remuneration received or that may be received by our current executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: October 23, 2006

By Order of the Board of Directors
HOST VENTURES INC.

--------------------------
William Stewart
President